LI FU
ABAX GLOBAL CAPITAL

November 17, 2011

STRICTLY CONFIDENTIAL

By Email (via BAML)

Special Committee of the Board of Directors Fushi Copperweld, Inc. TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, 100027, China

Re: Firm Offer for Fushi Copperweld, Inc. (the “Company”)

Dear Members of the Special Committee:

We are pleased to submit this firm offer (“Offer”) to acquire all of the outstanding shares of common stock of the Company not currently owned by Mr. Li Fu and his affiliates (“Mr. Fu”) and the investment funds managed, advised and/or appointed by Abax Global Capital and its affiliated management companies (“Abax”) by Green Dynasty Limited (“Bidco”), a special purpose vehicle formed to effect the proposed going private transaction (the “Transaction”).

We very much appreciate the time spent and efforts made by the Company and its advisors to facilitate our due diligence and respond to our information requests and while we understand the Special Committee’s frustration about the pace of the process, we would like to highlight the fact that (i) the Company restated its financials on 4 April 2011, (ii) there was significant delay in getting us key due diligence information, (iii) the bank approval process in China is lengthy and different than what you may be familiar with, and unfortunately there is little one can do to expedite the process and (iv) credit markets generally have tightened, especially for leveraged finance by the global banks, which left us with limited options.

Please note that for the benefit of the Special Committee and the shareholders of the Company, we have endeavored to remove all conditionality from this Offer.  We expect that the Special Committee will give prompt consideration to this Offer and we are prepared to execute a binding agreement on an expedited basis following your consideration and to consummate the Transaction as outlined in this letter.

This Offer is subject to the Special Committee confirming its acceptance of this Offer by 5.00 p.m. (Hong Kong time) on 2 December 2011.  If the Special Committee does not confirm its acceptance of our Offer by the time indicated above, this Offer will terminate and have no force or effect.

Acquisition Price

Our offer price (the “Offer Price”) is US$9.25 per share in cash for each outstanding share of common stock of the Company not currently owned by Mr. Fu and Abax, subject to the terms and conditions set forth in the Merger Agreement (the “Merger Agreement”) enclosed herewith.

We believe that the Offer Price provides an attractive alternative to the Company’s shareholders.  In particular, the Offer Price represents a premium of 18% to the Company’s last closing price on 16 November 2011 and a premium of 42.8% to the volume-weighted average price (“VWAP”) for the last three months, and a premium of 44.9% to the VWAP of the last six months.

Our Offer Price has been revised down from the initial offer price of $11.50 first indicated to the Board on November 3, 2010, due to several factors, including the following:

1.
The Company has produced weaker than projected earnings in respect of both annual 2010 and first nine months of 2011.  On a comparative quarter-on-quarter basis, the Company’s diluted earnings per share are lower by 30.8% in Q1 2011, 12.5% in Q2 2011 and 32.4% in Q3 2011.  On a cumulative basis, the Company’s diluted earnings per share are lower by 25.8% as compared to the same nine-month period (Q1 to Q3) in 2010.  Furthermore, the Company has recently revised its full year 2011 earnings guidance downwards in excess of 20% as announced in the Company’s statements made while discussing Q3 results.

2.
The Company faces increasingly challenging macro-economic trends, which cloud future prospects of the company’s business operations.  These trends include lower global economic growth, weaker commodity (and particularly copper) prices and slower roll-out of 3G networks in China.

3.
We have had to make downward adjustments in our valuation of the Company based on our due diligence findings, particularly in relation to the VIE structure and the projected costs of eliminating such structure post-privatization, which we estimate could be as high as $129 million or $3.37 per share.

4.
As noted above, the general deterioration in the global credit market, driven by the European debt crisis and macro tightening in China credit over the past year, has impacted the ability to raise the quanta of debt anticipated by our November 2010 letter, which has a negative effect on our valuation.

5.
A much weakened global equity market.  The Company’s share price has fallen dramatically since last November to as low as $4.06, even with investors having the benefit of the transparency regarding the November 2010 letter of intent.

Financing Sources

We expect that the total amount of funds needed to complete the Transaction will be approximately US$250 million.  We intend to fund the Transaction through a combination of:

1.
the proceeds from a term loan facility (the “Loan”) in the amount of US$200 million from China Development Bank (“CDB”).  Bidco has obtained an unsigned, draft copy of an initial commitment letter for the Loan from CDB, a copy of which is enclosed herewith.  We understand that a formal Commitment Letter will be issued to us in the next two weeks pending completion of CDB’s internal approval procedures.  Upon receipt of the letter, we will promptly deliver it to you.  We expect this letter to be substantially similar to the form enclosed herewith; and

2.
the proceeds from equity investment and mezzanine debt financings in the aggregate amount of US$50 million from certain investment funds managed, advised and/or appointed by Abax. Bidco has obtained a commitment letter from Abax, a copy of which is enclosed herewith.

Merger Agreement

We have enclosed a mark-up to the Merger Agreement, the Voting Agreement and the Limited Guarantee that we are prepared to execute.

We applaud your sensible decision to remove the requirement of a post-signing go shop period in light of the extensive market canvas conducted by your advisors in the past year.  We have taken a commercial approach to the drafts and our changes have been limited to those that we consider commercially appropriate or otherwise customary for a transaction of this type.

Completion of Due Diligence

We have completed our due diligence investigations of the Company.  As mentioned above, our Offer Price takes into consideration all key due diligence findings.

Required Approvals

The investment committee of Abax has approved the submission of this Offer.  No further internal approvals are outstanding for this Offer.

Key Contacts

We have attached to this letter a list of contacts for us, and our financial and legal advisors.

Confirmation of Preparedness to Sign

We continue to be extremely enthusiastic about this Transaction and believe that the Transaction will provide superior value to the Company’s shareholders.  You should be assured that we are fully committed to moving very quickly towards signing a mutually agreeable Merger Agreement following the Special Committee’s review of our Offer.

Should you have any questions on this letter, please do not hesitate to call or email either of us.  We look forward to hearing from you.

Yours sincerely,

Abax Global Capital	Mr. Li Fu
By: /s/ Donald Yang	/s/ Li Fu
Name: Donald Yang
Title: Managing Partner